Exhibit A

Press Release
Ceragon Reports First Quarter 2014 – May 8 2014

CERAGON NETWORKS REPORTS FIRST QUARTER 2014
FINANCIAL RESULTS

Paramus, New Jersey, May 8, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist today reported results for the first quarter which ended March 31, 2014.

Revenues for the first quarter of 2014 were within the range of updated guidance at $70.5 million, down 22% from $90.1 million for the first quarter of 2013, and down 21% from $89.5 million in the fourth quarter of 2013.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2014 was $(27.0) million or $(0.51) per basic share and diluted share, compared to net loss of $(14.1) million in the first quarter of 2013, or $(0.38) per basic share and diluted share.

On a non-GAAP basis, net loss for the first quarter was $(12.9) million, or $(0.25) per basic share and diluted share, excluding (a) $1.1 million of stock-based compensation expenses, (b) $0.5 million amortization of intangible assets, (c) $4.4 million restructuring and other expenses associated with the 2013 restructuring (d) $0.3 million of changes in pre-acquisition indirect tax positions (e) $4.1 million finance expenses related to a currency devaluation in Venezuela (f) $2.2 million related to  certain transactions to expatriate cash from Venezuela and Argentina, and (g) $1.5 million of non-cash tax adjustments. Non-GAAP net loss for the first quarter of 2013 was $(5.7) million, or $(0.16) per basic share and diluted share. (Please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP.)

Gross margin on a GAAP basis in the first quarter of 2014 was 22.1% of revenues. Gross margin on a non-GAAP basis was 23.3% of revenues.

Operating loss on a GAAP basis in the first quarter of 2014 was $(17.1) million. On a non-GAAP basis, operating loss was $(10.8) million.

Cash and cash investments at the end of the quarter were $30.5 million. On April 2, the company announced a settlement agreement with Eltek ASA pursuant to which it has received $17 million in cash in the second quarter.

“We are pleased to see the strong bookings during the first quarter, especially for our new IP-20 products,” said Ira Palti, President and CEO of Ceragon. “As previously indicated, our bookings increased substantially from the fourth quarter and the IP-20 products accounted for more than 40% of total bookings. The number of requests for proposals, evaluations, trials and other new business activity continues to increase with both existing and new customers, and we are making progress on some large projects. These factors are the basis of our expectation that the second half of the year will be substantially better than the first half.

“Meanwhile, as we indicated in our update on April 2nd, our first quarter revenues were affected  by our decision not to ship and install an order we received from a large customer pending renegotiation of payment terms, and  the higher than expected proportion of orders for new IP-20 products during the initial phase of the manufacturing ramp. We have reached an understanding with the customer that will improve payment terms but also will result in spreading shipments over a longer time period in the future. We have made good progress during the initial phase of ramping our manufacturing for the new products during the first quarter, and we continue to ramp production as quickly as possible to meet the growing demand for the IP-20 products.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2014:

•	Europe:	19%

•	Africa:	11%

•	North America:	13%

•	Latin America:	30%

•	India:	14%

•	APAC:	13%

A conference call will follow today, May 8, 2014, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (877) 777-1968, or international +1(612) 332-0632 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA - (800) 475-6701, or international- +1 (320) 365-3844, Access Code: 325517. A replay of both the call and the webcast will be available through June 8, 2014.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs, the risk that sales of Ceragon’s new IP-20 products will not meet expectations, risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities,  and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:			Media:
Aviram Steinhart	or	Claudia Gatlin	Yoel Knoll
+972 3 5431 443		+1 201 853 0228	+972 3 5431 32 or +1 201 853 0271
avirams@ceragon.com		claudiag@ceragon.com	yoelk@ ceragon.com

-tables to follow-

Ceragon Reports First Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2014	2013

Revenues	$70,515	$90,097
Cost of revenues	54,936	62,637

Gross profit	15,579	27,460

Operating expenses:
Research and development, net	10,439	11,906
Selling and marketing	15,420	17,533
General and administrative	5,906	6,715
Restructuring costs	936	-

Total operating expenses	$32,701	$36,154

Operating loss	17,122	8,694
Financial expenses, net	8,164	4,629

Loss before taxes	25,286	13,323

Taxes on income	1,677	818

Net loss	$26,963	$14,141

Basic and diluted net loss per share	$0.51	$0.38

Weighted average number of shares used in computing basic and diluted net loss per share	52,457,168	36,755,603

Ceragon Reports First Quarter 2014 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
 (Unaudited)

	March 31, 2014	December 31, 2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,055	$42,407
Short-term bank deposits	396	446
Marketable securities	-	5,499
Trade receivables, net	129,976	131,166
Other accounts receivable and prepaid expenses	33,179	34,205
Deferred taxes, net	6,986	7,198
Inventories	62,951	64,239
Total current assets	259,543	285,160

NON-CURRENT ASSETS:
Marketable securities	4,060	3,985
Deferred taxes, net	5,620	6,542
Severance pay funds and pension	6,883	7,065
Property and equipment, net	35,140	35,245
Intangible assets, net	6,703	7,213
Goodwill	15,036	14,935
Other non-current assets	6,995	5,826
Total non-current assets	80,437	80,811
Total assets	$339,980	$365,971

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans, including current maturities of long term loan	$65,032	$46,922
Trade payables	64,841	77,979
Deferred revenues	5,070	7,968
Other accounts payable and accrued expenses	44,282	45,526
Total current liabilities	179,225	178,395

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	8,246	10,304
Accrued severance pay and pension	13,879	13,635
Other long term liabilities	29,116	28,559
	51,241	52,498
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	141	141
Additional paid-in capital	359,036	357,989
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes	(1,217)	(1,569)
Accumulated deficit	(228,355)	(201,392)

Total shareholders' equity	109,514	135,078

Total liabilities and shareholders' equity	$339,980	$365,971

Ceragon Reports First Quarter 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2014	2013
Cash flow from operating activities:
Net loss	$(26,963)	$(14,141)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation and amortization	3,378	4,038
Stock-based compensation expense	1,047	1,075
Decrease in trade and other receivables, net	1,894	23,652
Decrease in inventory, net of write-off	1,609	2,863
Decrease in deferred tax asset, net	1,317	150
Decrease in trade payables and accrued liabilities	(15,058)	(13,425)
Decrease in deferred revenues	(2,899)	(1,252)
Other adjustments	841	(101)
Net cash provided by (used in) operating activities	$(34,834)	$2,859

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,850)	(2,895)
Investment in short and long-term bank deposits	-	(217)
Proceeds from short and long-term bank deposits	50	-
Proceeds from sale and maturities of marketable securities	5,161	-
Net cash provided by (used in) investing activities	$2,361	$(3,112)

Cash flow from financing activities:
Proceeds from exercise of options	-	1,137
Proceeds from short-term bank loans	18,110	3,000
Repayment of loans from financial institutions	(2,058)	(4,058)
Net cash provided by financing activities	$16,052	$79

Translation adjustments on cash and cash equivalents	$69	$(120)

Decrease in cash and cash equivalents	$(16,352)	$(294)

Cash and cash equivalents at the beginning of the period	42,407	47,099

Cash and cash equivalents at the end of the period	$26,055	$46,805

Ceragon Reports First Quarter 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$70,515		$70,515	$90,097
Cost of revenues	54,936	(a) 866	54,070	61,342
Gross profit	15,579		16,445	28,755

Operating expenses:
Research and development, net	10,439	(b) 2,586	7,853	10,383
Selling and marketing	15,420	(c) 1,015	14,405	16,110
General and administrative	5,906	(d) 884	5,022	5,648
Restructuring costs	936	936	-	-

Total operating expenses	$32,701		$27,280	$32,141

Operating loss	17,122		10,835	3,386
Financial expenses, net	8,164	(e) 6,310	1,854	1,496

Loss before taxes	25,286		12,689	4,882

Taxes on income	1,677	(f) 1,490	187	818

Net loss	$26,963		$12,876	$5,700

Basic and diluted net loss per share	$0.51		$0.25	$0.16

Weighted average number of shares used in computing basic and diluted net loss per share	52,457,168		52,457,168	36,755,603

Total adjustments		14,087

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.3 million of changes in pre-acquisition indirect tax positions, $0.1 million of stock based compensation expenses and $0.2 million of restructuring plan related costs in the three months ended March 31, 2014.

(b)	Research and development expenses include $2.1 million of restructuring plan related costs and $0.5 million of stock-based compensation expenses in the three months ended March 31, 2014.
(c)
Selling and marketing expenses include $0.2 million of amortization of intangible assets, $0.5 million of restructuring plan related costs and $0.3 million of stock based compensation expenses in the three months ended March 31, 2014.

(d)	General and administrative expenses include $0.6 million of restructuring plan related costs and $0.3 million of stock based compensation expenses in the three months ended March 31, 2014.
(e)
Financial expenses include $4.1 million of currency devaluation in Venezuela and $2.2 million related to certain transactions to expatriate cash from Venezuela and Argentina in the three months ended March 31, 2014.

(f)	Taxes on income include $1.5 million of non-cash tax adjustments in the three months ended March 31, 2014.

Ceragon Reports First Quarter 2014 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2014	2013

Reported GAAP net loss	26,963	14,141

Stock based compensation expenses	1,047	1,075
Amortization of intangible assets	523	666
Inventory step-up	-	459
Restructuring expenses	4,440	2,844
Changes in pre-acquisition indirect tax positions	277	264
Currency devaluation in Venezuela	4,140	3,133
Expenses related to certain transactions to expatriate cash from Venezuela and Argentina	2,170	-
Non-cash tax adjustments	1,490	-

Non-GAAP net loss	12,876	5,700